Exhibit 7.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges

for SEK excluding the S-system

on the Basis of IFRS

	Year end December 31,
(Skr millions, except for ratios)	2016	2015	2014
Fixed Charges:
Interest expenses	1,441	1,173	2,196
Earnings:
Net profit	780	1,187	1,260
Taxes	222	348	369
Fixed charges	1,441	1,173	2,196
	2,443	2,708	3,825

Ratio of earnings to fixed charges	1.70	2.31	1.74

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK.